UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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ASLAN Pharmaceuticals reports positive preliminary data from proof-of-concept study for ASLAN004 targeting atopic dermatitis

On December 2, 2019 ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing positive preliminary data from the lowest dose cohort of its ongoing multiple ascending dose (MAD) study of ASLAN004 for the treatment of moderate-to-severe atopic dermatitis (AD). ASLAN004 is a first-in-class fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

The first patient was enrolled into the double blind study at Changi General Hospital in Singapore on October 22, 2019. As of November 29, 2019, 6 patients had been treated in the lowest dose cohort (200mg), and 3 have completed at least one month of dosing. In a review of unclean blinded data, the Eczema Area and Severity Index (EASI) scores of the 3 patients were reduced by 85%, 70% and 59% from baseline and the EASI score continued to fall at 4 weeks with maximal efficacy expected at 6 to 8 weeks. ASLAN004 was well-tolerated and, to date, there have been no serious adverse events or treatment discontinuations. Corresponding changes were seen in other measures of efficacy. The data monitoring committee (DMC) will meet in late December, after which the second dose cohort is expected to open.

The randomised, double-blind, placebo-controlled MAD study will evaluate 3 doses of ASLAN004 (between 200mg and 600mg) delivered subcutaneously and will be followed by an expansion cohort at the most efficacious dose. Each dose cohort will contain up to 6 patients on ASLAN004 and 2 patients on placebo, and the expansion cohort will contain 12 patients on ASLAN004 and 6 patients on placebo. Patients are dosed weekly for 8 weeks to determine safety and the maximal efficacy of ASLAN004. The study will recruit up to 50 moderate-to-severe atopic dermatitis patients and study completion is expected in the second half of 2020, with interim results expected in early 2020.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated December 2, 2019 reporting positive preliminary data from proof-of-concept study for ASLAN004 targeting atopic dermatitis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: December 2, 2019